MANAS
Petroleum Corp.

Manas Petroleum Corp.
Bahnhofstr. 9
CH-6341 Baar

Telefon 0041-(0)44-7181030
Telefax 0041-(0)44-7181039
e-Mail info@manaspete.com

Manas Petroleum Corp. • Bahnhofstr.9 • CH-6341 Baar

Baar, August 21, 2007

Ms. Kristi Marrone

Staff Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re: Manas Petroleum Corporation (sometimes referred to herein as "we" or the "Company") Response to Comment Letter, dated August 7, 2007 ("Comment Letter") in connection with Item 4.01 on Form 8-K, filed on August 3, 2007.

File No. 333-107002.

Dear Ms. Marrone:

In response to the Staff's Comment Letter referenced above, it is our position that the Form 8-K filed on August 7, 2007 satisfies the requirements of Item 304(a)(1)(ii) of Regulation S-B. Lazar Levine & Felix, LLP ("Lazar"), served as the Company's accountant for a term of less than 2 years and, as a result, was not in a position to comment on the financial statements for the last two years. In the Form 8-K filed on August 7, 2007, Item 4.01 states:

> "Other than a going concern explanatory paragraph *during our most recent fiscal year ended March 31, 2007 and subsequent interim period through August 3, 2007* (the date of the dismissal and appointment) there were no disagreements with Lazar on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure." [emphasis added]

The above statement from Item 4.01 clearly articulates Lazar's sole explanatory comment regarding the Company's financial reporting during Lazar's term. Thus, the Company and Lazar have satisfied their duties to the public by clearly articulating their reporting activities.

We properly filed Forms 8-K at the beginning and end of Lazar's term. On October 2, 2006, the Company filed a Form 8-K announcing the appointment of Lazar, approximately 11 months prior to their dismissal. In the Form 8-K filed on August 7, 2007, the Company announced the dismissal of Lazar and appointment of Delloitte A.G. The public, therefore, received proper notice of Lazar's approximate 11 month term.

If you have any questions or further comments regarding any aspect of this filing, please do not hesitate to contact me.

Cordially,

Peter-Mark Vogel

Chief Financial Officer

MANAS Petroleum Corp.